UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Disposal of Treasury Shares

On August 7, 2026, the board of directors (the “Board of Directors”) of SK hynix Inc. (the “Company”) approved the Company’s disposal of treasury shares for the purpose of granting shares as compensation to its independent directors.

1. Number of Treasury Shares to be Disposed		Common shares	82

		Other shares	—

2. Price of the Treasury Shares to be Disposed (Won)		Common shares	1,495,000

		Other shares	—

3. Estimated Aggregate Disposal Value (Won)		Common shares	122,590,000

		Preferred shares	—

4. Disposal Period		From	August 8, 2026

		To	September 7, 2026

5. Purpose of Disposal			Payment of compensation to independent directors

6. Method of Disposal			Other

7. Disposal Counterparties			Independent directors

8. Investment Brokerage Agent			SK Securities Co., Ltd.

9. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	1,626,236	Percentage of shares (%)	0.2
		Other shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	73	Percentage of shares (%)	0.0
		Other shares	—	Percentage of shares (%)	—

10. Date of Approval by the General Meeting of Shareholders of the Plan for Holding and Disposal of Treasury Shares			March 25, 2026

11. Date of Resolution by the Board of Directors			August 7, 2026

- Attendance of Independent Directors			Present: 6; Absent: 0

- Attendance of Auditors (Audit Committee Members who are not Independent Directors)			—

12. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

13. Other Matters Relating to an Investment Decision

•

The number of treasury shares scheduled to be disposed set forth in Item 1 above may change within the limit approved by the Board of Directors depending on stock price fluctuations at the time of the delivery of the treasury shares.

•

The price of the treasury shares to be disposed set forth in Item 2 above is based on the closing price as of August 6, 2026, the day immediately preceding the date of the resolution by the Board of Directors.

•

The estimated aggregate disposal value set forth in Item 3 above is calculated by multiplying the closing price on the day immediately preceding the resolution by the Board of Directors by the number of treasury shares scheduled to be disposed, and the actual number of shares, share price and disposal amount may change as of the date of disposal.

•	Regarding Item 4 above, the delivery of the treasury shares is expected to take place on or after August 19, 2026.

•	Regarding Item 6 above, the treasury shares will be transferred from the Company’s treasury share account to the individual accounts of the recipients.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]
(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	17,377,728	-	451,492	15,300,000	1,626,236	-
			Other shares	-	-	-	-	-	-
		Over-the-counter acquisition	Common shares	-	-	-	-	-	-
			Other shares	-	-	-	-	-	-
		Tender offer	Common shares	-	-	-	-	-	-
			Other shares	-	-	-	-	-	-
		Subtotal (a)	Common shares	17,377,728	-	451,492	15,300,000	1,626,236	-
			Other shares	-	-	-	-	-	-
	Acquisition through broker	Held in trust by broker	Common shares	-	-	-	-	-	-
			Other shares	-	-	-	-	-	-
		Held by Company	Common shares	-	-	-	-	-	-
			Other shares	-	-	-	-	-	-
		Subtotal (b)	Common shares	-	-	-	-	-	-
			Other shares	-	-	-	-	-	-
Other acquisition (c)			Common shares	-	73	-	-	73	-
			Other shares	-	-	-	-	-	-
Total (a+b+c)			Common shares	17,377,728	73	451,492	15,300,000	1,626,309	-
			Other shares	-	-	-	-	-	-

*

The Company acquired 73 treasury shares in May 2026 through a fractional share settlement in connection with the exercise of a clean-up call option relating to the exchangeable bonds issued by the Company on April 11, 2023.

**

The “Beginning” amount above refers to the number of treasury shares held as of January 1, 2026, the beginning of the current fiscal year, and the “End” amount above refers to the number of treasury shares held as of August 7, 2026, the date of this report.

[Additional Disclosure Items]

1.	Relationship between the Company or its largest shareholder and each counterparty to the disposal

•	Six independent directors.

2.	Reason for selection of counterparties to the disposal

•

To implement compensation for independent directors currently in office as of the payment date, reflecting changes to compensation in consideration of the expansion of legal liability of directors, the increasing sophistication of their roles and the broadening scope of business areas subject to board oversight, as well as competitive compensation levels and the level of difficulty of their duties.

3.	Number of shares disposed of per counterparty (shares)

•	82 common shares of the Company.

4.	Basis for price calculation

•	Based on the closing price as of August 6, 2026, the day immediately preceding the date of the resolution by the Board of Directors.

5.	Expected dilutive effect on the value of the Company’s shares

•	The number of treasury shares scheduled to be disposed represents less than 0.0001% of the total number of issued shares, and the dilutive effect on the value of the Company’s shares is insignificant.

6.	Other Matters for Investment Consideration

•	Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: August 7, 2026